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                                                                    EXHIBIT 99.2

FOR IMMEDIATE RELEASE
Contact:
Bruce Riggins              Melissa Thompson           Jerry Daly or Carol McCune
Director of Finance        Director of Corporate      Daly Gray Public Relations
(202) 295-2276             Communications             (Media)
                           (202) 295-2228             (703) 435-6293



      MERISTAR HOTELS & RESORTS REPORTS FOURTH-QUARTER AND YEAR-END RESULTS



      WASHINGTON, D.C., February 22, 2001--MeriStar Hotels & Resorts (NYSE:
MMH), the nation's largest independent hotel management company, today announced results for the fourth quarter and full year ended December 31, 2000.

      Revenues for the 2000 fourth quarter rose 11.7 percent to $342.1 million from $306.3 million in the 1999 fourth quarter. Excluding non-recurring items, net income for the quarter was $(4.1) million, or $(0.11) per share on a diluted basis, compared to $0.01 per share in the 1999 fourth quarter, and earnings before interest, taxes, depreciation and amortization (EBITDA) were $(2.4) million, compared to $3.2 million in the fourth quarter of 1999.

      During the fourth quarter, the company recorded the following non-recurring charges:

      o $2.7 million of costs related to the company's pending merger with American Skiing Company to form Doral International, Inc. As the acquired entity for accounting purposes, the company is required to expense currently all costs it incurs in connection with the merger.

      o $0.3 million of costs related to the company's conversion of hotel leases with MeriStar Hospitality Corporation into long-term management contracts, effective January 1, 2001, under the provisions of the REIT Modernization Act.

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MeriStar Hotels & Resorts
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      o An asset impairment charge of $21.7 million related to the write-down of long-lived intangible assets for the company's leases of certain limited-service hotels. This charge is a non-cash adjustment to the carrying value of those assets.

      Same-store average daily rate (ADR) for full-service, leased hotels in the 2000 fourth quarter advanced 4.7 percent to $104.86, while occupancy rose 1.1 percent to 66.2 percent. RevPAR rose 5.9 percent to $69.46, compared to the 1999 fourth quarter.

      RevPAR for all leased hotels improved 5.0 percent in the 2000 fourth quarter to $65.52. ADR rose 5.2 percent to $100.35, and occupancy declined 0.3 percent to 65.3 percent.

      "Our results for the fourth quarter and full year 2000 are disappointing. Although top-line revenue growth at our leased hotels continued to be strong, we were not able to benefit at the bottom line due to increased lease payments and higher operating costs, particularly for energy, insurance and guest loyalty programs," said Paul Whetsell, chairman and chief executive officer of MeriStar. "The effect of these costs under our lease agreements began in the third quarter and was much more pronounced in the fourth. We achieved more positive results in both our corporate housing and hotel management businesses with solid top- and bottom-line performance, consistent with our expectations."

      Whetsell added, "With the implementation of the REIT Modernization Act, we have converted all of our hotel leases with MeriStar Hospitality to management contracts, eliminating the volatility of the leases. The new management contracts have a base fee of 2.5 percent and, including incentive fees, can increase to as much as 4.0 percent of total revenues. As a result of the decreased leakage prior to conversion, our expected total fees in 2001 have changed from

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MeriStar Hotels & Resorts
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2.75-3.25 percent to 2.5-3.0 percent."

FULL-YEAR 2000

      Excluding non-recurring items, net income for 2000 was $4.5 million, or $0.13 per share on a diluted basis, compared to $0.24 per diluted share in 1999. Revenues for the 12 months increased 9.2 percent to $1.41 billion. Earnings before interest expense, income taxes, depreciation and amortization (EBITDA) for 2000 were $23.9 million compared to $23.3 million in 1999.

      Same-store average daily rate (ADR) for full-service, leased hotels improved 5.7 percent to $107.84 in 2000, while occupancy rose 0.1 percent to
72.0 percent. Revenue per available room (RevPAR) increased 5.7 percent to $77.60, compared to 1999. RevPAR for all leased hotels advanced 4.9 percent to $73.11. ADR improved 5.5 percent to $102.38, and occupancy declined 0.6 percent to 71.4 percent.

OUTLOOK

      "The enhanced cash flow predictability from the new management contracts, along with expected growth in BridgeStreet corporate housing, will create significant value as we merge with American Skiing to form Doral International," said Whetsell. "Our announcement today about the revision of the exchange ratio of MeriStar shares into Doral shares from 1.88 to 1.75 reflects the change in performance under the hotel leases."

      MeriStar Hotels & Resorts operates 269 hospitality properties with more than 55,000 rooms in 36 states, the District of Columbia, Canada, Puerto Rico and the U.S. Virgin Islands, including 54 properties managed by Flagstone Hospitality Management, a subsidiary of MeriStar

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MeriStar Hotels & Resorts
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Hotels & Resorts. Through its Doral Golf brand, MeriStar manages 11 golf courses. BridgeStreet Accommodations, a MeriStar subsidiary, is one of the world's largest corporate housing providers, offering upscale, fully furnished corporate housing throughout the United States, Canada and Europe. For more information about MeriStar Hotels & Resorts, visit the company's Web site: www.meristar.com.

      THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS ABOUT MERISTAR HOTELS & RESORTS, INC., INCLUDING THOSE STATEMENTS REGARDING FUTURE OPERATING RESULTS AND THE TIMING AND COMPOSITION OF REVENUES, AMONG OTHERS. EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING THE
FOLLOWING: THE ABILITY OF MERISTAR HOTELS & RESORTS AND AMERICAN SKIING COMPANY TO COMPLETE THEIR MERGER, THE ABILITY OF MERISTAR HOTELS & RESORTS TO SUCCESSFULLY IMPLEMENT ITS ACQUISITION STRATEGY AND OPERATING STRATEGY; THE MERGED COMPANY'S ABILITY TO MANAGE RAPID EXPANSION; SIGNIFICANT LEVERAGE; CHANGES IN ECONOMIC CYCLES; COMPETITION FROM OTHER HOSPITALITY COMPANIES; AND CHANGES IN THE LAWS AND GOVERNMENT REGULATIONS APPLICABLE TO THE COMPANIES.

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 MERISTAR HOTELS & RESORTS, INC.
 STATEMENTS OF OPERATIONS (1)
 (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND OPERATING STATISTICS)


                                                      THREE MONTHS ENDED DECEMBER 31,   TWELVE MONTHS ENDED DECEMBER 31,
                                                          2000              1999             2000              1999
                                                       -----------       -----------      -----------       -----------
 Revenue
         Rooms                                         $   208,540       $   197,762      $   929,585       $   894,983
         Food and beverage                                  82,218            81,498          304,415           295,551
         Corporate Housing                                  26,111                --           64,872                --
         Other operating departments                        21,603            24,328           92,790            91,540
         Management and other fees                           3,599             2,677           19,957            10,040
                                                       -----------       -----------      -----------       -----------
 Total revenue                                             342,071           306,265        1,411,619         1,292,114

 Operating expenses by department:
         Rooms                                              52,373            49,485          219,197           213,239
         Food and beverage                                  57,697            58,281          219,791           217,349
         Corporate Housing Expense                          18,046                --           42,827                --
         Other                                              12,886            10,704           53,132            43,188
 Undistributed operating expenses:
         Administrative and general                         59,659            50,605          233,553           208,576
         Property operating costs                           42,808            42,250          188,235           182,412
         Participating lease expense                       101,000            91,732          431,014           404,086
         Depreciation and amortization                       2,930             1,560            9,470             6,014
         Merger and lease conversion costs                   2,989                --            2,989                --
         Loss on asset impairment                           21,657                --           21,657                --
                                                       -----------       -----------      -----------       -----------
 Total operating expenses                                  372,045           304,617        1,421,865         1,274,864
                                                       -----------       -----------      -----------       -----------
 Net operating income                                      (29,974)            1,648          (10,246)           17,250

 Interest expense, net                                       1,871             1,149            6,401             4,692
 Equity in losses of affiliates                                 --                31               --                31
                                                       -----------       -----------      -----------       -----------
 Income before minority interests
        and income taxes                                   (31,845)              468          (16,647)           12,527

 Minority interests                                         (2,360)               52           (1,094)            1,916
 Income taxes                                              (11,409)              154           (6,173)            3,926
                                                       -----------       -----------      -----------       -----------
 Net income                                            $   (18,076)      $       262      $    (9,380)      $     6,685
                                                       ===========       ===========      ===========       ===========

 Weighted average number of diluted
        shares of common stock outstanding                  35,950            30,077           34,148            28,406
                                                       ===========       ===========      ===========       ===========

 Net income per diluted common share                   $     (0.50)      $      0.01      $     (0.27)      $      0.24
 Effect of non-recurring items                               (0.39)               --            (0.40)               --
                                                       -----------       -----------      -----------       -----------
 Net income per diluted common share
 excluding non-recurring items                         $     (0.11)      $      0.01      $      0.13       $      0.24
                                                       ===========       ===========      ===========       ===========

     (1)Excludes the effect of EITF 98-9

 Pro forma operating statistics for hotels leased:
 Full-service hotels:
 Occupancy                                                    66.2%             65.5%            72.0%             71.9%
 ADR                                                   $    104.86       $    100.15      $    107.84       $    102.04
 RevPAR                                                $     69.46       $     65.57      $     77.60       $     73.40

 All hotels:
 Occupancy                                                    65.3%             65.5%            71.4%             71.8%
 ADR                                                   $    100.35       $     95.36      $    102.38       $     97.00
 RevPAR                                                $     65.52       $     62.42      $     73.11       $     69.69